FORM 4                                                   OMB APPROVAL
                                                -------------------------------
Check box if no longer subject to                 OMB Number 3235-0287
Section 16. Form 4 or Form 5                      Expires:  December 31, 2001
obligations may continue.                         Estimated average burden
See Instruction 1(b).                             hours per response ....   0.5
                                                -------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
              Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


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1. Name and Address of Reporting Person*
   Zimmerman           LeRoy         S.
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   (Last)             (First)      (Middle)

   4716 Old Gettysburg Road, P.O. Box 2034
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                      (Street)

   Mechanicsburg         PA        17055
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   (City)             (State)      (Zip)

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2.  Issuer Name and Ticker or Trading Symbol

    Select Medical Corporation - NASDAQ (SLMC)
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3. IRS Identification
   Number of Reporting
   Person, if an entity

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4. Statement
   (Month/Year)

   December 2001
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5.  If Amendment, Date of
    Original (Month/Year)
           /  /
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6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)
    X  Director                         10% Owner
    X  Officer (give title below)       Other (specify below)
      Executive Vice President - Public Policy
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7.  Individual or Joint/Group Filing (Check Applicable List)
    X    Form filed by One Reporting Person
         Form filed by More than One Reporting Person
--------------------------------------------------


         Table I - Non-Derivative Securities, Beneficially Owned
  -----------------------------------------------------------------------------


1. Title of Security   2. Transaction    3. Transaction   4. Securities          5. Amount of   6. Ownership Form:  7. Nature of
   (Instr. 3)             Date (Month/      Code             Acquired (A)           Securities     Direct (D) or       Indirect
                          Day/Year)         (Instr. 8)       or Disposed of         Beneficially   Indirect (I)        Beneficial
                                                             (D) (Instr. 3,         Owned at End   (Instr. 4)          Ownership
                                                             4 and 5)               of Month                           (Instr. 4)
                                                                                    (Instr. 3
                                                                                    and 4)

                                             Code  V         Amount  (A)    Price
                                                                     or (D)

Common Stock, par value
$.01 per share            12/12/01             M              8,640  (A)    $6.08


Common Stock, par value
$.01 per share            12/12/01             M              1,360  (A)    $6.51

Common Stock, par value
$.01 per share            12/12/01             S              10,000 (D)    $15.25  8,179          (D)


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Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or  indirectly.

*If the form is filed by more than one reporting person, see Instruction 5(b)(v). (Over)

           Potential persons who are to respond to the collection of
         information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                                  Page 1 or 2


    Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

-------------------------------------------------------------------------------

1.Title of 2. Conver- 3. Trans-  4. Trans-  5. Number   6. Date        7.   Title    8. Price  9. Number     10.Owner-  11. Nature
  Deri-       sion       action     action     of          Exer-            and         of        of            ship        of
  vative      or         Date       Code       Deri-       cisable          Amount      Deri-     Deriv-        Form        Indirect
  Security    Exercise   (Month/    (Instr.    vative      and Ex-          of Under-   vative    ative         of Deri-    Bene-
  (Instr.     Price      Day/Year)  8)         Secur-      pira-            lying       Secur-    Secur-        vative      ficial
   3)         of                               ities       tion             Secur-      ity       ities         Secu-       Owner-
              Deri-                            Ac-         Date             ities       (Instr.   Bene-         rity:       ship
              vative                           quired (A)  (Month/          (Instr.     5)        ficially      Direct      (Instr.
              Secur-                           or Dis-     Day/             3 and 4)              Owned at      (D) or      4)
              ity                              posed of    Year)                                  End of        Indirect
                                               (D)                                                Month         (I)
                                               (Instr. 3,                                         (Instr.       (Instr.
                                               4 and 5)                                           4)            4)

                                    Code   V   (A)  (D)     Date   Ex-      Title  Amount
                                                            Ex-    pir-            or
                                                            ercis- ation           Number
                                                            able   Date            of
                                                                                   Shares

Non-quali-    $6.08      12/12/01   M               8,640   (1)    10/14/08 Common 8,640          5,760         (D)
fied Stock                                                                  Stock
Options
(right to
buy)


Non-quali-    $6.51      12/12/01   M               1,360   (2)    5/21/10  Common 1,360          22,642        (D)
fied Stock                                                                  Stock
Options
(right to
buy)


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Explanation  of Responses:

(1) The original grant of 14,400 options vests over 5 years in equal parts of 1/5th of the total per year, the first installment of which vested on 10/15/99.

(2) The original grant of 24,002 options vests over 5 years in equal parts of 1/5th of the total per year, the first installment of which vested on 9/01/01.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).






                           /s/ LeRoy S. Zimmerman                 1/8/02
                       -------------------------------    ----------------------
                       ** Signature of Reporting Person           Date



Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.


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